TXO Partners, L.P.

400 West, 7th Street

Fort Worth, Texas 76102

September 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Anuja Majmudar

Re:	TXO Partners, L.P.

Registration Statement on Form S-3 (File No 333-281885)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-281885) (the “Registration Statement”) of TXO Partners, L.P. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 11, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mollie Duckworth at (737) 910-7325.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

TXO Partners, L.P.

By: TXO Partners GP, LLC, its general partner

By:	/s/ Brent W. Clum
	Name:	Brent W. Clum
	Title:	President of Business Operation and Chief Financial Officer

cc:	(via email)

Michael Chambers, Latham & Watkins LLP

Mollie Duckworth, Latham & Watkins LLP